SUB-ITEM 77I

                       TERMS OF NEW OR AMENDED SECURITIES

                       AIM SELECT REAL ESTATE INCOME FUND
                           AIM COUNSELOR SERIES TRUST


On February 26, 2007, a special meeting of shareholders of AIM Select Real Estate Income Fund, a Portfolio of AIM Select Real Estate Income Fund (the "Old ASREIF"), a Delaware statutory trust, was held and shareholders approved an Agreement and Plan of Reorganization (the "Reorganization"), which provided for the reorganization of the Old ASREIF, a closed-end fund, into an open-end multiple class fund, AIM Select Real Estate Income Fund, an investment portfolio of AIM Counselor Series Trust (the "New ASREIF"), through the transfer of all of its assets and liabilities to the New ASREIF. Upon the closing of the Reorganization, holders of the Old ASREIF Common Shares received Class A shares of the New ASREIF. New ASREIF assumed the liabilities of the Old ASREIF. The Reorganization has been structured as a tax-free transaction. No sales charges were imposed in connection with the Reorganization.

Shares of beneficial interest of the Trust are redeemable at their net asset value (subject, in certain circumstances, to a contingent deferred sales charge or redemption fee) at the option of the shareholder or at the option of the Trust in certain circumstances. Each share of a Fund generally has the same voting, dividend, liquidation and other rights; however, each class of shares of a Fund is subject to different sales loads, conversion features, exchange privileges and class-specific expenses. Only shareholders of a specific class may vote on matters relating to that class' distribution plan. Shareholders of each Fund are entitled to one vote per share (with proportionate voting for fractional shares), irrespective of the relative net asset value of the shares of a Fund. However, on matters affecting an individual Fund or class of shares, a separate vote of shareholders of that Fund or class is required. Shareholders of a Fund or class are not entitled to vote on any matter which does not affect that Fund or class but that requires a separate vote of another Fund or class. When issued, shares of each Fund are fully paid and nonassessable, have no preemptive or subscription rights and are freely transferable. Other than the automatic conversion of Class B shares to Class A shares, there are no conversion rights. Shares do not have cumulative voting rights, which means that in situations in which shareholders elect trustees, holders of more than 50% of the shares voting for the election of trustees can elect all of the trustees of the Trust, and the holders of less than 50% of the shares voting for the election of trustees will not be able to elect any trustees. Upon any liquidation of the Trust, shareholders of each class are entitled to share pro rata in the net assets belonging to the applicable Fund allocable to such class available for distribution after satisfaction of outstanding liabilities of the Fund allocable to such class.

Under StateDelaware law, shareholders of a placeStateDelaware business trust shall be entitled to the same limitations of liability extended to shareholders of private for-profit corporations. There is a remote possibility, however, that shareholders could, under certain circumstances, be held liable for the obligations of the Trust to the extent the courts of another state which does not recognize such limited liability were to apply the laws of such state to a controversy involving such obligations. The Agreement and Declaration of Trust (the "Trust Agreement") disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or the trustees to all parties, and each party thereto must expressly waive all rights of action directly against shareholders of the Trust. The Trust Agreement provides for indemnification out of the property of a Fund for all losses and expenses of any shareholders of such Fund held liable on account of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss due to shareholder liability is limited to circumstances in which a Fund would be unable to meet its obligations and the complaining party is not held to be bound by the disclaimer.